FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

April 25, 2005

Item 3.	PRESS RELEASE

April 25, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has successfully completed the Phase 1b study for its  controlled-release oral formulation of RSD1235. The completed study evaluated the safety and  efficacy of oral RSD1235 as a function of fed and fasted states in normal and poor metabolizers.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has successfully completed the Phase 1b study for its controlled-release oral formulation of RSD1235. The completed study evaluated the safety and efficacy of oral RSD1235 as a function of fed and fasted states in normal and poor metabolizers. The study confirmed that RSD1235 is well absorbed and tolerated in all subjects. Absorption was not influenced by a fed or fasted state. On the basis of these results, Cardiome has now begun enrolling patients into a Phase 1c study evaluating safety and tolerability after multi-day dosing.

The series of Phase 1 studies has been undertaken in order to determine the dosing regimen to be used in a Phase 2 efficacy study planned to begin in the second half of 2005. Oral RSD1235 will be studied in patients to confirm the ability of the novel agent to prevent or delay the reoccurrence of AF. Oral RSD1235 is designed to be used as a follow-on therapy to intravenous RSD1235, currently in its second and third Phase 3 trials for the conversion of AF.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Christina Yip
Title:	Vice President, Finance and Administration
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 25th day of April, 2005.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.